Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

NEWS  RELEASE

September 20, 2012

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 68,427,401

WESTERN WIND PROVIDES UPDATE ON SALE PROCESS

Vancouver, BC -- September 20, 2012 -- Western Wind Energy Corp. -- (the "Company" or "Western Wind") (TSX Venture Exchange -- "WND") (OTCQX -- "WNDEF") provides an update on the ongoing process to sell the Company and all of its assets (the “Sale Process”).

As discussed previously, the Company has been working with Rothschild as its lead financial advisor in connection with the Sale Process. PI Financial Corp was also engaged as a co-advisor on the sale.

Rothschild has now contacted and provided summary marketing materials to 56 potential acquirers based in North America and abroad with 19 parties in the process. As of today, the 19 is divided by 14 parties that have entered into non-disclosure agreements (“NDAs”) and have been granted access to the data room and 5 parties are still under NDA negotiations and we expect that these 5 parties will shortly be moving forward to due diligence based on the confidential information available in the data room. A process letter setting out the timetable and specifying the requirements for the submission of expressions of interest has already been sent to the parties having executed an NDA.

The sales process is moving forward in a disciplined and successful manner. We are pleased with the progress being made by Rothchilds and PI Financial Corp. To be clear, the sale process is irreversible and this News Release is signed by all five (5) directors. The highest bid will not be denied and regardless of market conditions, the highest bid will be forwarded to the shareholders, for their approval.

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ABOUT WESTERN WIND ENERGY CORP.

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the TSX Venture Exchange under the symbol "WND", and in the United States on the OTCQX under the symbol "WNDEF". The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company's 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

"SIGNED"	“SIGNED”

Jeffrey J. Ciachurski	J. Michael Boyd
President, Chief Executive Officer and Director	Chairman of the Board

“SIGNED”	“SIGNED”

Robert C. Bryce	V. John Wardlow
Independent Director	Independent Director

“SIGNED”

Claus Andrup
Independent Director

Investor Relations Contact:

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Lawrence Casse
AlphaEdge
Tel: (416) 992-7227
Email: alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be considered "forward-looking statements, such as references to the intended sale of Western Wind and its assets. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. The forward-looking statements in this press release include statements regarding the intention of the Company to complete legal action against the dissident. The forward-looking statements included in this press release are based on reasonable assumptions, including that the Company will be able to commence legal action against the dissident. Factors that may cause results to vary from anticipations include the risk that the Company is not able to pursue legal action against the dissident. Although Western Wind believes the expectations expressed in the forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those contained in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Western Wind's management on the date the statements are made. Western Wind undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change, except as required by law.

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